FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

April 18, 2006

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

General Update on Bitel

Moscow, Russian Federation – April 18, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the latest developments concerning Bitel.

During the last press conference, MTS’ management indicated that it would provide an update on the latest legal developments concerning Bitel. In light of this, please find the following information:

As announced in December 2005, MTS acquired a 51% stake in Tarino Limited. Tarino Limited was at that time the indirect owner, through its 100% owned subsidiaries, of Bitel LLC, a Kyrgyz company holding a GSM 900/1800 license for the entire territory of Kyrgyzstan. After a decision of the Kyrgyz Supreme Court on December 15, 2005, Bitel’s offices were seized and currently MTS has no operational control over Bitel.

On March 3, 2006, Mr. Glenn Harrigan, the court-appointed receiver of Fellowes International Holdings Limited (“Fellowes”), a British Virgin Islands corporation, filed a claim with the Supreme Court of the Kyrgyz Republic seeking a review and reversal of the Supreme Court’s ruling of December 15, 2005 in favor of Fellowes upholding a first instance court’s decision, whereby the shares in Bitel were transferred to Fellowes. Mr. Harrigan seeks a reversal of the Kyrgyz Supreme Court ruling on the grounds that the persons who had represented Fellowes before the Kyrgyz Supreme Court were not authorized to represent Fellowes. Fellowes is not affiliated with MTS.

MTS will continue to vigorously assert its rights with respect to Bitel in the courts of Kyrgyzstan. Currently, MTS is working with Tarino Limited’s 49% shareholder, who has a purported right to put its shares of Tarino Limited to MTS for $170 million in November-December of 2006, to recover ownership and operational control of Bitel. Also, there is on-going litigation in the British Virgin Islands and arbitration in the United Kingdom related to Tarino Limited’s ownership of Bitel. These matters are likely to be subject of continued and/or new legal disputes and litigation, including concerning the agreements with respect to Tarino Limited. It is not possible at this time to predict the outcome or resolution of any such disputes or litigation; however, MTS believes that its position is meritorious.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

		By:	Boris Podolski
Name: Boris Podolski
Title: Acting CFO

Date:	April 18, 2006